December 6, 2005

Mail Stop 4-9

Daniel G. Hickey, Jr.
Co-Chief Executive Officer and Chairman of the Board
CRM Holdings, Ltd.
P.O. Box HM 2062
Hamilton, HM HX
Bermuda

	Re:	CRM Holdings, Inc.
		Registration Statement on Form S-1
		Amendment No. 2 filed November 28, 2005
		Registration No. 333-128424

Dear Mr. Hickey Jr.:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that you will file a pre-effective amendment with the price range prior to distributing preliminary prospectuses.

2. We note your new disclosure on page 127 that you anticipate that you will undertake a directed share program. Please tell us the mechanics of how and when these shares are offered and sold to investors in the directed share program. Discuss the procedures these investors must follow in order to purchase the offered securities. Please also provide us with copies of all materials to be used in connection with the directed share program.

Overview, page 1
3. We note your disclosure on page 3 relating to the new term sheet with NY Marine, including the potential for an increased amount of excess coverage. Please include balancing disclosure regarding the decrease in your premium percentage.
4. Please revise the tabular presentation on pages 2 and 3 to clarify that "Net Income" represents income before taxes. Also, revise these tables to disclose the pro forma effect for the provision for income taxes.
Risk Factors
Our revenues may decrease...page 19
5. We note your response to previous comment 8. It is unclear how you intend to implement the offsetting rate increases to HITNY given that you have previously negotiated a reduced rate of management fees that is presumably still in effect. We understand from disclosure on page 2 that management fees are based on a percentage of premiums charged to members and that the rate increases you reference relate to increases in premiums paid by group members. Please advise. Dividend Policy, page 35
6. Please include disclosure relating to restrictions imposed by your new term sheet with NY Marine on distributions made by Twin Bridges.

Summary Combined Income Information, page 9; Selected Combined
Income
Statement Information, page 39
7. Please revise pages 9 and 39 to disclose the pro forma adjustment for the provision for income taxes and pro forma earnings per share information reflecting the adjustment. Refer to SAB Topic 1.B.2.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittendon at 202-551-3472 or Jorge
Bonilla, Accountant, at 202-551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,



Mike McTiernan
Special Counsel

cc:	Roslyn Tom, Esq. (via facsimile)






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Daniel G. Hickey, Jr.
CRM Holdings, Ltd.
December 6, 2005
Page 1